中信泰富有限公司

BY COURIER

RECEIVED

2008 AUG 28 A 8:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption No. 82-5232

CITIC PACIFIC

Date : 22nd August, 2008

08004571

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since July 21, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
AUG 29 2008
THOMSON REUTERS

Alice Tso
Assistant Director -
Company Secretariat

dw 8/28

Encl.
AT/ww/LTR-2975

RECEIVED
2008 AUG 28 A 8:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annexure

CITIC Pacific Limited

List of Information that the Company since July 21, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong; (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement of resolutions passed at the third meeting of the Fifth Session of the Board of Directors of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : July 22, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : August 4, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Announcement on Date of Board Meeting
   Date : August 18, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

RECEIVED
2008 AUG 28 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於董事會通過《公司治理整改情況》的決議公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　　　股票简称：大冶特钢　　　　公告编号：2008-015

大冶特殊钢股份有限公司
第五届董事会第三次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第五届董事会第三次会议于2008年7月18日以书面、传真或电子邮件方式发出通知，于2008年7月22日以通讯方式召开，会议应到董事11名，实到董事11名。会议符合《公司法》、《公司章程》的有关规定。经到会董事认真讨论后审议表决，全票通过了《关于公司治理整改情况的说明》。

特此公告。

大冶特殊钢股份有限公司
关于公司治理整改情况的说明

根据《中国证券监督管理委员会公告》[2008]27号文件精神和《湖北证监局关于进一步深入推进公司治理专项活动的通知》的要求，为进一步提高上市公司的治理水平，巩固2007年公司治理专项活动成果，把该项活动继续推向深入，公司对截止2008年6月30日公司治理整改报告中所列整改事项及整改情况说明如下：

一、公司应采取必要措施逐步减少和避免关联交易，彻底解决公司与控股股东、实际控制人下属公司存在的同业竞争问题

近几年来，公司一直高度重视关联交易工作，制订了管理制度，落实了整改措施，在交易的内容、价格、程序上规范了关联交易行为。今年1-6月份，经财务部门初步测算，通过扩大采购渠道、降低关联方供应坯料等措施减少关联交易，如向大股东采购球团矿的数量同比减幅20%以上，向大股东采购钢坯和销售钢坯的数量同比减幅40%以上。但由于外部环境的巨大变化和公司发展的要求，仅大宗原料大幅涨价和公司铁、棒材产量增加需采购主要原料、增加煤气消耗就增加关联交易8亿多元，这些不可比因素增加了公司关联交易的总额。若扣除大宗原料涨价因素和生铁、棒材产量增加的影响，今年上半年与去年上半年同口径相比，公司关联交易的金额同比减幅近6%，呈现出减少趋势。

公司与控股股东、实际控制人下属钢铁企业所属行业相同，主营业务相似。但在产品的品种、工艺和规格上存在较大差别。公司以模具材、电渣材、退火材、锻材、连铸轧材等多品种、高档次、大规格的特钢产品为主，控股股东以无缝钢管和中小规格材为主，实际控制人下属钢铁企业以优特钢、直条棒材、用户指定专用料为主；在销售的区域上，公司以华中地区为主，实际控制人控制的下属企业以华东、华北地区为主，且各企业建立了各自的销售网络，有效的规避了同业竞争。特别是近年来，公司与控股股东、实际控制人下属的钢铁企业按照专业化分工的原则，通过调整产品结构，划分产品种类和规格，确立各自的市场定位，按照发展的目标进行投资和建设，解决了同业竞争的问题。

二、公司进一步健全内控制度，发挥董事会下设各专业委员会的作用，提高董事会决策的科学性和有效性

今年以来，根据外部环境的变化对公司管理工作提出的新要求，为深入贯彻落实“品牌、高质、高效”的工作方针和主题，公司新制订和修订了 11 项管理制度和 2 项管理标准，各部门新制订了 24 项管理制度，充实和完善了公司的制度体系，适应了公司生产经营和行政管理的要求，增强了公司的竞争能力和盈利能力，促进了公司在激烈的市场竞争中稳定、持续发展。与此同时，公司审计部门加强了对制度执行情况的监督和检查，通过对生产经营活动、工程招标和建设、资金和费用的使用情况的审计，及时发现问题，提出改进建议，为完善制度提供了依据，进一步强化了内部控制。

公司董事会战略、提名、审计、薪酬与考核等四个专业委员会确立了工作主题，围绕着编制公司 2007 年年度报告、董事会换届工作和确定 2008 年的技术改造项目，认真履行职责，为董事会决策提供了依据。董事会战略委员会，认真研究了 2007 年技术改造的实施情况，针对公司的生产和发展，研究了公司 2008 年度的技术改造计划，为董事会决策提供了论证方案。在董事会换届选举工作中，董事会提名委员会认真研究和审查了董事候选人，为董事会换届工作推荐了合格的董事人选；根据中国证监会的要求，在编制公司 2007 年年度报告前，董事会审计委员会制订了年度审计工作规程，明确了年度审计工作的职责、程序，以提高信息披露的质量。在编制公司 2007 年年度报告前，审计委员会与会计师事务所协商确定了年度财务报告审计工作的时间安排，在年审注册会计师进场前后，共两次分别审阅了公司或会计师事务所编制、出具的财务会计报表。在董事会审核 2007 年年度报告前，审计委员会对年度审计报告进行审议表决通过。在向董事会提交审计报告的同时，还提交了会计师事务所从事年度审计工作的总结报告和下年度续聘会计师事务所的决议。董事会薪酬与考核委员会，在对公司 2007 年度的董事、监事、高级管理人员的履职情况进行考核的情况下，审议了薪酬分配的意见，提交董事会审定。董事会各专业委员会认真负责的工作，保证了董事会决策的科学性和有效性。

三、公司应加大对董事、监事及高级管理人员的培训力度，增强其规范运作意识，提高公司规范运作水平

根据与时俱进、科学发展的要求，公司加大了对董事、监事、高级管理人员学习和培训的力度，重点学习了《公司法》、《证券法》、《上市公司治理准则》、《关于提高上市公司质量的意见》、《中华人民共和国刑法修正案（六)》、《最高人民检察院公安部关于经济犯罪案件追诉标准的补充规定》、《深圳证券交易所股票上市规则》、《上市公司董事、监事和高级管理人员所持本公司股份及其变动管理规则》、《公司章程》。整个学习工作，以自学为主，辅之以内训和专家授课。去年下半年，针对开展公司治理专项活动，公司组织了内训，主要讲解了公司治理的常识，重点是“三会运作”、“五分开”、“信息披露规则”、“高管持股变动规则”等内容，使董事、监事及高级管理人员熟悉和掌握公司治理的基本常识，为公司规范运作打下了基础；今年上半年，针对钢铁市场的急剧变化，如何提高公司参与竞争的应变能力，公司邀请了中国钢铁专家讲解钢铁行业的形势和企业发展的对策，使董事、监事、高级管理人员和管理、科技人员认清市场竞争的新形势、新特点和企业发展的新举措，增长了见识，开阔了眼界。为配合学习工作，公司除了给每个董事、监事、高级管理人员发了上述学习的材料外，还发了《公司法、证券法新旧条文对照简明解读》、《金融从业的禁区》、《中国资本市场发展报告》等辅导资料，有助于对证券法律法规的学习和理解。通过学习培训，各位董事、监事、高级管理人员增强了诚信、勤勉和规范意识，忠实履行职务，按时出席董事会、监事会和股东大会，为公司发展尽职尽责。

四、加强和改进投资者关系管理，提升投资者对公司的信心和公司形象

建立公司与投资者长期、稳定的良好关系，是提升公司治理水平的重要工作。公司董事会、经理层高度重视和积极开展投资者关系工作，提出了做好投资者关系工作的目的、方针、原则、内容、方法和组织领导，制订并落实了《公司投资者关系工作管理制度》、《接待和推广工作制度》，并认真组织实施。公司严格执行信息披露制度，按照与深交所约定的时间披露定期报告，对于公司的重大事项及时披露临时公告。在定期报告的披露中，注重把投资者关心的发展战略、经营情况、客观环境、风险因素和新年度的计划、措施，进行较为详尽的分析，以引起投资者的关注；在股东大会上，公司董事长、总经理、监事会主席、财务负责

人认真回答股东提出的问题；在公司的网站上，及时刊登公司的公告及公司的产品介绍、规章制度、主要财务指标等，还开通了互动平台，投资者可以与公司交流、沟通。公司通过电话咨询、“一对一”沟通的方式，回复了众多投资者的咨询；今年以来，接待了十余个证券研究机构或基金公司的现场调研和现场参观，本着公开、公平、公正的原则，平等对待投资者，避免过度宣传，对内部信息予以保密。通过多形式、多渠道的交流与沟通，保障了投资者享有的知情权及其他合法权益，增进了投资者对公司的了解和认同，提升了公司的形象。

经过本次对公司治理整改报告所列事项的整改，使我们进一步提高了对公司规范运作的认识，增强了提高公司质量的自觉性。公司治理是一项长期的工作。对于已经整改的问题，要根据形势发展的要求，持续改进、巩固和提高，同时，要不断分析研究和切实解决公司治理中有可能产生的新情况、新问题。今后，公司董事、监事及高级管理人员将进一步加强有关法律法规的学习，不断提高自身素质，以适应特钢市场和资本市场不断发展和变化的要求，继续健全内控制度，强化内控体系，努力提高管理效能和经营效率，规范关联交易行为，继续减少关联交易，改善投资者关系管理，提升公司治理水平，创造更加优异的成绩，回报投资者。

大冶特殊钢股份有限公司

董　事　会

2008年7月22日

****

完

香港，　二零零八年七月二十二日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生、王安德先生及郭文亮先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities
For the month ended (dd/mm/yyyy) : **31st July, 2008**

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date August 4, 2008

A. Information on Types of Listed Equity Securities

☐ Ordinary shares ☐ Preference shares
☐ Equity warrants ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ________________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ________________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	No. of ~~Ordinary~~ Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,194,149,160	-	-	-
Increase/ (Decrease) during the month	-	-	-	-
Balance at close of the month	2,194,149,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
29,810,000	-	-	-	-	29,810,000	-

Total Exercised Money During the Month (HKD) -

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue				No. of New Shares Arising Therefrom
1. Right Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
2. Placing	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
3. Bonus Issue		Issue and allotment date : (dd/mm/yyyy)	( )	-
4. Scrip Dividend	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
5. Repurchase of share		Cancellation date : (dd/mm/yyyy)	( )	-
6. Redemption of share		Redemption date : (dd/mm/yyyy)	( )	-
7. Consideration Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-
8. Other (Please specify) ______	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	-

Remarks:

Authorised signature: [signature]

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

P

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of CITIC Pacific Limited (the "Company") will be held on Thursday, 28 August 2008 at 30th Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong for the purpose of, inter alia, announcing the interim results of the Company for the six months ended 30 June 2008 and considering the declaration and payment of an interim dividend.

For and on behalf of
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 18 August 2008

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To, Wang Ande and Kwok Man Leung; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

END